blueflite inc.



ANNUAL REPORT

7000 Kensington Road

Brighton, MI 48116

(734) 926-4562

https://www.blueflite.com/

This Annual Report is dated March 18, 2024.

BUSINESS

Blueflite is a B2B deeptech company that is developing a cutting-edge logistics solution enabled by drones to solve the modern-day challenges in the logistics industry. Blueflite's drone solution offers faster deliveries at a lower cost compared to conventional transport. The unique and patent pending tiltrotor design features vectored thrust for reliable operation under challenging conditions and for complex missions. An all-electric architecture allows for emission free operation. blueflite's digital platform capabilities enable platform integration into an all-automated supply chain for high-speed deliveries at scale. The company is currently developing a novel, AI based approach for its flight control system further enhancing flying capabilities.

Blueflite is revenue generating selling hardware, software subscriptions and services. A commercial pipeline is in place to enable further growth and to pilot blueflite's technology in various logistics applications and use cases. Blueflite has been awarded multiple grants, including Michigan Economic Development Corporation and Michigan SBDC. Blueflite is also the Grand Prize winner of GENIUS NY 2023.

Blueflite has one subsidiary which is darkflite inc., which was incorporated in June 2022 and so far is not conducting any business activities. The purpose of setting up darkflite is for marketing and selling our products & services to potential US government and defense customers. Blueflite has also established a subsidiary in Australia in 2023 to capture market opportunities there.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $3,399,500.00
Use of proceeds: R&D, company formation, SG&A, marketing & sales
Date: November 11, 2023
Offering exemption relied upon: Some investors are non-US citizen and fall under 506(c) and for US citizen it falls under section 4(a)(2).

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: R&D, SG&A, company formation, business development
Date: January 11, 2021
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $20,000.00
Use of proceeds: R&D, company formation, SG&A, marketing&sales
Date: December 15, 2020

Offering exemption relied upon: 506(b)

<center>**REGULATORY INFORMATION**</center>

<center>The company has not previously failed to comply with the requirements of Regulation Crowdfunding;</center>

<center>**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**</center>

<center>**AND RESULTS OF OPERATION**</center>

Operating Results – 2023 Compared to 2022

Revenue

The Company revenue in 2022 was $1,883,825 in 2022 compared to $853,396. A paid 2-year product pilot came to an end in December 2022 and was replaced with per-unit sales, software subscription and service revenues.

Cost of sales

Cost of Sales for fiscal year 2022 was $604,030 compared to $605,622 in 2023 as a result of shifting business activities towards hardware manufacturing rather than pilot operations.

Gross profit

Gross Profit for fiscal year 2022 was $1,279,794 compared to $247,774 in fiscal year 2023 as a result of the Company shifting business activities towards hardware manufacturing rather than pilot operations.

Operating expenses

Operating expenses for fiscal year 2022 were $1,228,814 compared to $1,985,575 in fiscal year 2023. The Company's operating expenses consist of, among other things, compensation and benefits, contractor expenses to support trial operations, fees for professional services and patents, and material, supplies & equipment expenses mainly for research and development activities.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of revenue growth initiatives in place and ongoing fund raising activities . Past cash was primarily generated through revenues from services and convertible note investments. Our goal is to bring on additional customers, obtain government grants and raise additional capital.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $663,386.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: GINCO Investments LLC
Amount Owed: $100,000.00
Interest Rate: 5.0%
Maturity Date: February 10, 2024
Conversion of the note into equity upon qualified financing

Creditor: Techstars Accelerator Investments LLC
Amount Owed: $20,000.00
Interest Rate: 0.0%
Fixed Percentage Equity Convertible Agreement. Conversion of the note into equity upon qualified financing.

<center>**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**</center>

Our directors and executive officers as of the date hereof, are as follows:

Name: Frank Guenter Noppel

Frank Guenter Noppel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: August, 2020 - Present
Responsibilities: Oversee commercial and business development activities including sales, marketing and branding,

product strategy and definition, competitive analysis, go-to-market approach, customer relationship management. Currently takes a base salary of $180,000 a year.

Position: CFO
Dates of Service: August, 2020 - Present
Responsibilities: Keep financial oversight and budgets, investor relations, fund raising activities, oversee book keeping and accounting

Position: Board Director
Dates of Service: September, 2018 - Present
Responsibilities: Setting strategic direction of company, governance oversight, setting company milestones and goals.

Position: Secretary
Dates of Service: September, 2018 - Present
Responsibilities: Keeping book and records of company

Name: James Russell McClearen

James Russell McClearen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President
Dates of Service: August, 2020 - Present
Responsibilities: Day-to-day operation of the company including HR and filling with authorities, etc. Currently takes a base salary of $180,000 a year.

Position: CTO
Dates of Service: August, 2020 - Present
Responsibilities: Setting of technical direction, technical development and R&D activities, partnership/supplier identification and management, production scheduling, sourcing, talent identification and hiring.

Position: Board Director
Dates of Service: June, 2021 - Present
Responsibilities: Setting strategic direction of company, governance oversight, setting company milestones and goals.

Other business experience in the past three years:

Employer: University of Michigan
Title: Adjunct Associate Research Scientist
Dates of Service: December, 2021 - Present
Responsibilities: Visiting about 2-3 times per year for lectures. Supporting student teams for project work and senior design studies, preparation of and giving lectures, supervision of students, interaction with academic staff.'

Other business experience in the past three years:

Employer: Struktur Dynamik LLC
Title: Owner
Dates of Service: June, 2012 - Present
Responsibilities: Currently dormant and not pursuing business activities; in the past acquisition and delivery of technical consulting projects, advising clients on technical matter, providing technical expertise.'

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Frank Guenter Noppel
Amount and nature of Beneficial ownership: 4,865,000
Percent of class: 43.785

Title of class: Class A Common Stock
Stockholder Name: James Russell McClearen
Amount and nature of Beneficial ownership: 3,435,000
Percent of class: 30.915

RELATED PARTY TRANSACTIONS

Not applicable

OUR SECURITIES

SAFE 1

The security will convert into Preferred stock and the terms of the SAFE 1 are outlined below:

Amount outstanding: $820,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

The SAFE notes were issued in 2018 by a holding entity (BVI) and flipped into blueflite inc in 2020/2021

SAFE 2

The security will convert into Preferred stock and the terms of the SAFE 2 are outlined below:

Amount outstanding: $180,000.00
Interest Rate: %
Discount Rate: 5.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

The SAFE notes were issued in 2019 by a holding entity (BVI) and flipped into blueflite inc in 2020

SAFE 3

The security will convert into Preferred stock and the terms of the SAFE 3 are outlined below:

Amount outstanding: $51,000.00
Interest Rate: %
Discount Rate: 15.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

The SAFE notes were issued in 2020 by a holding entity (BVI) and flipped into blueflite inc in 2020

SAFE 4

The security will convert into Preferred stock and the terms of the SAFE 4 are outlined below:

Amount outstanding: $70,000.00
Interest Rate: %
Discount Rate: 15.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

The SAFE notes were issued in 2020 by a holding entity (BVI) and flipped into blueflite inc later in 2020

SAFE 5

The security will convert into Preferred stock and the terms of the SAFE 5 are outlined below:

Amount outstanding: $2,112,500.00
Interest Rate: %
Discount Rate: 5.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

There are no material rights associated with SAFE 5.

SAFE 6

The security will convert into Preferred stock and the terms of the SAFE 6 are outlined below:

Amount outstanding: $50,000.00

Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $60,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

There are no material rights associated with SAFE 6 .

SAFE 7

The security will convert into Preferred stock and the terms of the SAFE 7 are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

There are no material rights associated with SAFE 7.

SAFE 8

The security will convert into Preferred stock and the terms of the SAFE 8 are outlined below:

Amount outstanding: $1,031,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $32,000,000.00
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

There are no material rights associated with SAFE 8 .

SAFE 9

The security will convert into Preferred stock and the terms of the SAFE 9 are outlined below:

Amount outstanding: $1,060,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: na
Conversion Trigger: Priced Round issuing Preferred Stock
Material Rights

There are no material rights associated with SAFE 9..

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Blueflite, Inc was formed on September 14, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blueflite has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Emerging Market Risk The cargo drone market is an emerging market in its early stage. Even though there are signs for ongoing adoption and exponential growth, there is the underlying risk that the adoption of cargo drone technology is not happening as expected/forecasted. Regulatory Risk Operation of drones is regulated through the relevant authorities, such as the Civil Aviation Authorities, and while the frameworks for commercial cargo drone operations are being developed and put in place across the world, there is the risk that the regulatory frameworks and/or time to adopt regulatory frameworks easing adoption of cargo drones may lag or be insufficiently implemented.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 18, 2024.

blueflite inc.

By   /s/ *Frank Noppel*

   Name: Blueflite Inc.

   Title: CEO & CFO

Exhibit A

FINANCIAL STATEMENTS

blueflite, inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$278,072.08
Accounts Receivable	$1,854.74
Other Current Assets	$47,063.99
Total Current Assets	**$326,990.81**
Fixed Assets	
1400 Fixed Assets	1,039,174.15
1450 Accum Deprec & Amort	-70,280.39
Total Fixed Assets	**$968,893.76**
Other Assets	$188,504.00
TOTAL ASSETS	**$1,484,388.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$ -450,063.45
Long-Term Liabilities	$3,320,034.43
Total Liabilities	**$2,869,970.98**
Equity	$ -1,385,582.41
TOTAL LIABILITIES AND EQUITY	**$1,484,388.57**

blueflite, inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$663,386.05
Accounts Receivable	$286,582.47
Other Current Assets	$1,127,949.50
Total Current Assets	**$2,077,918.02**
Fixed Assets	
1400 Fixed Assets	723,928.85
1450 Accum Deprec & Amort	-163,968.44
Total Fixed Assets	**$559,960.41**
Other Assets	$200,181.58
TOTAL ASSETS	**$2,838,060.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$186,423.35
Long-Term Liabilities	$5,351,074.43
Total Liabilities	**$5,537,497.78**
Equity	$ -2,699,437.77
TOTAL LIABILITIES AND EQUITY	**$2,838,060.01**

blueflite, inc.

Profit and Loss
January - December 2022

	TOTAL
Income	**$1,883,825.00**
Cost of Goods Sold	**$604,030.75**
GROSS PROFIT	**$1,279,794.25**
Expenses	
6001 Business Development	**53,162.07**
6003 Professional	**164,201.14**
6004 Office	**73,419.86**
6005 Travel, Meals & Entertainment	**83,011.92**
6100 Payroll / Employee Costs	**484,696.70**
6200 Facilities	**116,546.03**
6300 Research & Development	**141,136.55**
6400 Other Operating Exp	**12,780.57**
6600 Depreciation & Amortization	96,937.08
Reconciliation Discrepancies	2,922.99
Total Expenses	**$1,228,814.91**
NET OPERATING INCOME	**$50,979.34**
Other Income	**$ -152,425.08**
NET OTHER INCOME	**$ -152,425.08**
NET INCOME	**$ -101,445.74**

blueflite, inc.

Profit and Loss

January - December 2023

	TOTAL
Income	$853,396.87
Cost of Goods Sold	$605,622.78
GROSS PROFIT	**$247,774.09**
Expenses	
6001 Business Development	55,931.12
6003 Professional	252,626.49
6004 Office	71,890.85
6005 Travel, Meals & Entertainment	75,428.84
6100 Payroll / Employee Costs	1,025,133.41
6200 Facilities	153,549.50
6300 Research & Development	183,829.79
6400 Other Operating Exp	54,423.93
6600 Depreciation & Amortization	112,750.57
Melio Service Fees	10.50
Total Expenses	**$1,985,575.00**
NET OPERATING INCOME	**$ -1,737,800.91**
Other Income	$8,443.83
Other Expenses	$3,000.00
NET OTHER INCOME	**$5,443.83**
NET INCOME	**$ -1,732,357.08**

blueflite, inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	$ -1,115,988.77
INVESTING ACTIVITIES	$ -523,235.47
FINANCING ACTIVITIES	$501,061.50
NET CASH INCREASE FOR PERIOD	$ -1,138,162.74
Cash at beginning of period	1,416,234.82
CASH AT END OF PERIOD	$278,072.08

blueflite, inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	$ -2,367,795.47
INVESTING ACTIVITIES	$303,567.72
FINANCING ACTIVITIES	$2,449,541.72
NET CASH INCREASE FOR PERIOD	$385,313.97
Cash at beginning of period	278,072.08
CASH AT END OF PERIOD	$663,386.05

	Common Stock		Paid-in Capital & Note Exchange
	Shares	Amount	
December 31, 2021	10,000,000	$ 27	$ (540,014)
Share Options	114,000	1,102	-
Adjustments	-	-	(92,000)
Net Income	-	-	-
December 31, 2022	10,114,000	$ 1,129	$ (632,014)
Class B Shares for Cash	243,066	384,316	-
Share Options	221,760	39,419	-
Adjustments	-	-	(5,234)
Net Income	-	-	-
December 31, 2023	10,578,826	$ 424,864	$ (637,248)

Retained Earnings	Total Stockholders' Equity
$ (745,251)	$ (1,285,238)
-	1,102
92,000	-
(101,446)	(101,446)
$ (754,697)	$ (1,385,582)
-	384,316
-	39,419
-	(5,234)
(1,732,357)	(1,732,357)
$ (2,487,054)	$ (2,699,438)

NOTE 1 – NATURE OF OPERATIONS

Blueflite inc. was formed on September 14th, 2018 ("Inception") in the State of Delaware. The financial statements of blueflite inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brighton, MI.

Blueflite inc. is designing and manufacturing an advanced cargo drone platform to solve the modern-day challenges in the logistics industry. Blueflite's drones offer faster deliveries at a lower cost compared to conventional transport. The unique and patented design features vectored thrust and machine learning software, giving it unrivaled maneuverability and the ability to reliably operate in any weather. The platform allows for complete digital integration through blueDigital, the company's drone operations software. It facilitates an all-automated supply chain for high-speed deliveries at scale.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of its drone products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Michigan state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Notes - The Company has entered 2 convertible note agreements for the purposes of funding operations. The interest on one note is 5% per annum and note is convertible into shares of the Company's common stock at a 20% discount or $3m cap during a qualified financing event.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 15,000,000 shares of our Class A common stock with par value of $0.00001. As of March 13th, 2024 the company has currently issued 10,376,260 shares of our Class A common stock.

We have authorized the issuance of 1,600,000 shares of our Class B common stock with par value of $0.00001. As of March 13th, 2024 the company has currently issued 246,614 shares of our Class B common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 13th, 2024, the date these financial statements were available to be issued.

Subsequent to December 31st, 2023, the Company has received an order for 2 drones from a US customer with potential follow-on sales.

I, Frank Noppel, the CEO of Blueflite Inc, hereby certify that the financial statements of Blueflite Inc, and notes thereto for the periods ending December 31st, 2022 and December 31st, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Blueflite Inc has not yet filed its federal tax return for 2023."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 14th, 2024.

Frank Noppel ______________________ (Signature)

CEO ______________________ (Title)

14 March 2024 ______________________ (Date)

CERTIFICATION

  I, Frank Noppel, Principal Executive Officer of blueflite inc., hereby certify that the financial statements of blueflite inc. included in this Report are true and complete in all material respects.

Frank Noppel

CEO & CFO